SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Peter H. Kamin

2720 Donald Ross Road, #311

Palm Beach Gardens, Florida 33410

(763) 852-2950

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88677Q109	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Peter H. Kamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,918,096(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,918,096(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,918,096(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 1,695,320 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin is the trustee; (ii) 1,033,733 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997, of which Mr. Kamin is the trustee; (iii) 117,453 shares of Common Stock held by the Peter H. Kamin Family Foundation, of which Mr. Kamin is the trustee; (iv) 328,711 shares of Common Stock held by the Peter H. Kamin GST Trust, of which Mr. Kamin is the trustee; and (v) 333,495 shares of Common Stock held by 3K Limited Partnership, of which Mr. Kamin is the general partner. Also includes 41,209 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Company’s next annual meeting of stockholders and (b) June 14, 2023.

CUSIP No. 88677Q109	13D	Page 3 of 4 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Person on November 4, 2019, as amended (this “Statement” or “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

This Amendment No. 2 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Person as a result of a change in outstanding shares of Common Stock of the Company.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock reported in this Statement for investment purposes. The Reporting Person and his affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Person in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable, subject to the terms of the Director Standstill Commitment. The Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable, subject to applicable law and the Company’s policies applicable to members of its board of directors.

The Reporting Person does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Kamin in his capacity as a director of the Company or by the board of directors with his participation. The Reporting Person reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns in the aggregate 6,918,096 shares of Common Stock, which represents approximately 15.6% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on the 44,362,399 shares of Common Stock reported by the Company as outstanding as of October 31, 2022 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the Securities and Exchange Commission on November 3, 2022.

(c) No transactions in the Common Stock have been effected by the Reporting Person in the last 60 days.

CUSIP No. 88677Q109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2023

/s/ Peter H. Kamin
PETER H. KAMIN